SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 25)[1]

CCUR Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
206710402
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 14, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1] The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 pages

CUSIP No.	206710402	13D/A25	Page 2 of 6

1	NAME OF REPORTING PERSON
Julian Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		_______________ SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,586,269
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,586,269
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,586,269
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.3%
14		TYPE OF REPORTING PERSON*
IN

CUSIP No.	206710402	13D/A25	Page 3 of 6

1	NAME OF REPORTING PERSON
JDS1, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		_______________ SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,586,269
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,586,269
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,586,269
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.3%
14		TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D/A25

This constitutes Amendment No. 25 (the “Amendment No. 25”) to the statement on Schedule 13D filed on behalf of Julian Singer, dated and filed February 16, 2016 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of CCUR Holdings, Inc. (formerly known as Concurrent Computer Corporation) (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.       Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this filing is to report that, since the filing of Amendment No. 24 to the Statement dated February 11, 2019 (“Amendment No. 24”), a material change occurred in that the Reporting Person entered into a material agreement as set forth below.

On February 14, 2019, as disclosed in the Company’s Current Report Pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 on Form 8-K filed on February 15, 2019 (“Feb. 15 8-K”), the Company entered into a Management Agreement (“Management Agreement”) with CIDM, LLC (the “Manager”). Pursuant to the Management Agreement, as set forth in the Feb. 15 8-K, the Manager will, subject to the oversight of the Company’s Board of Directors (the “Board”) and the Asset Management Committee of the Board and the parameters set forth in the Company’s investment policy, (i) provide the Company with advisory services with respect to the management and allocation of the Assets (as defined therein) of the Company and its subsidiaries, and (ii) exercise discretionary management authority over the Company’s trading portfolio of publicly traded securities. The Manager is an entity managed and owned by the Reporting Person.

Except as described above in this Item 4 and herein, Mr. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Singer reserves the right to change plans and take any and all actions that Mr. Singer may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Singer in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.       Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 8,905,037 shares of Common Stock reported as outstanding on February 4, 2019 in the Issuer’s Form 10-Q filed on February 6, 2019.

A. JDS1, LLC

(a)       As of the date hereof, JDS1 beneficially owns 3,586,269 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 40.3%

(b) 1. Sole power to vote or direct vote: 3,586,269[2]

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,586,269[3]

4. Shared power to dispose or direct the disposition: 0

(a)       As of the date hereof, Mr. Singer, as the managing member of JDS1, beneficially owns 3,586,269 shares of Common Stock held by JDS1.

Percentage: Approximately 40.3%

(b) 1. Sole power to vote or direct vote: 3,586,269[4]

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,586,269[5]

4. Shared power to dispose or direct the disposition: 0

(c)        As of the date hereof, the Reporting Person beneficially owns an aggregate of 3,586,269 shares of Common Stock, constituting approximately 40.3 % of the Shares outstanding.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

2 Mr. Singer has sole voting power with respect to all shares held by JDS1.

3 Mr. Singer has sole dispositive power with respect to all shares held by JDS1.

4 See FN2

5 See FN3

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2019

JDS1, LLC

By: /s/ Julian Singer
Name: Julian Singer
Title: Managing Member